Exhibit 10.1

March 14, 2007

Ann Marie Petach

2120 Brockman Blvd.

Ann Arbor, Ml 48104

Dear Ann Marie:

Congratulations! This will confirm our offer to join BlackRock as a Managing Director in our Finance Group, initially as head of Business Finance. Your base salary will be at the rate of $17,307.69 bi-weekly (equivalent to $450,000 on an annualized basis).

You will be eligible to receive a guaranteed bonus for the year 2007 in the amount of $800,000. Thereafter, you will be eligible for an annual discretionary bonus reflecting the firm’s performance, your team’s performance and your performance. Your annual compensation (base salary plus bonus) would be expected to increase to $1.5 million to $2.0 million after 2007 if and when you are promoted to the position of Chief Financial Officer (CFO). Any bonus will be paid in conjunction with BlackRock’s annual schedule for bonus payments in the year following the year for which it was earned. Any bonus is subject to all applicable tax withholding and is contingent upon your continued employment with BlackRock and your not having given notice of resignation or not having received notice of termination, in each case prior to the time of payment. Bonus payments may be payable in a mix of cash and deferred cash or equity under the terms of any incentive or deferred compensation plans as determined by management and the Management Development & Compensation Committee (MDCC) of BlackRock’s Board of Directors from time to time. The mix of cash and non-cash and the terms of any non-cash award will be consistent with the terms generally applicable to other employees similarly situated.

In addition, you will be eligible for a cash sign-on payment of $350,000. You also will be eligible for a cash payment of $550,000 as of the second anniversary of your date of hire. Neither amount is included in total compensation. You will be entitled to the full amount of these awards if you are an employee of BlackRock on your second anniversary or your employment is terminated prior to your second anniversary as a direct result of our decision to not offer you the CFO position within 12 months following your date of hire. If your employment is terminated prior to your second anniversary for any other reason, you will be obligated to repay a pro-rata portion (based on months worked) of the sign-on payment of $350,000 and you will not be awarded the second payment.

Subject to MDCC approval, you will be granted an award of restricted stock units with initial value of $1,250,000. If and when you are promoted to CFO, subject to MDCC approval, you will be granted an additional award of restricted stock units with an initial value of $750,000. A restricted stock unit is an unsecured promise to pay BlackRock common stock in the future. The number of restricted stock units you receive will be determined by dividing the dollar value of your award by the closing price of BlackRock shares on your date of hire, or, in the event a second award is made, on the date of award. Your award will be made under the terms of BlackRock’s 1999 Stock Award and Incentive Plan and vesting and other provisions contained in the award agreement, substantially in the form attached hereto. Subject to the award terms, including

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satisfaction of a corporate-level performance hurdle, your award(s) will vest on September 29, 2011 and will be distributed shortly thereafter in the form of BlackRock common stock. Any distribution will be subject to applicable tax withholding.

To assist with expenses associated with your relocation, we have established a budget of up to $200,000, plus moving expenses. This budget includes a miscellaneous expense allowance (no receipts needed) equal to $10,000. The miscellaneous expense allowance is subject to tax withholding and will not be grossed up. With the exception of expenses intended to be covered by the miscellaneous expense allowance and home sale expenses, all other expenses will be reimbursed only upon receiving a copy of actual receipts. Reimbursements that are subject to tax will be grossed up. Your relocation must be completed within 12 months of your date of hire.

To be eligible for reimbursement of home sale expenses, you must participate in BlackRock’s “Buyer Value Option” program. If you purchase at your new location, BlackRock will reimburse reasonable and customary home purchase expenses.

For details and assistance on coordinating your relocation, please contact Joe Pignatelli at 212-810-5008. If you voluntarily terminate your employment with BlackRock within 12 months of the completion of your relocation, you must repay a pro-rata portion of any payments or reimbursements, based on the number of months since the later of completion or your hire date.

At all times, you will be considered an employee at will. I would appreciate your considering our offer and advising me of your decision by March 23, 2007. This offer is contingent upon your successful completion of BlackRock’s screening for illegal drugs, our receipt of references that we consider satisfactory, your ability to provide the appropriate documentation authorizing you to work in the United States, and your completion of all other facets of BlackRock’s pre-employment screening process. If you fail to satisfy any aspect of the screening process, BlackRock reserves the right to rescind any outstanding offer of employment or terminate your employment without notice and you will not be entitled to receive any amounts hereunder, guaranteed or otherwise, or under any other BlackRock plan or program (other than base salary for days actually worked) including, without limitation, any severance pay.

You should be aware that BlackRock employees are not permitted to make any unauthorized use of documents or other information in their employment with BlackRock which could properly be considered or construed to be confidential or proprietary information of another individual or company. Likewise, BlackRock employees may not bring with them any confidential documents or other form of tangible information onto the premises of BlackRock relating to their prior employer(s)’ business.

This letter will also confirm that (a) you have furnished to BlackRock a copy of any existing employment agreements you may have with any prior employer(s), and (b) you are not subject to any contractual or other restriction or obligation which is inconsistent with your accepting this offer of employment and performing your duties.

You will be required to sign a confidentiality and non-solicitation agreement as a condition of employment, a copy of which is enclosed with this offer.

You will be eligible to participate in our employee benefits program. Your medical insurance coverage will be effective on your date of hire. Included in your offer letter packet is a description of BlackRock’s benefit program.

To acknowledge your acceptance of this offer, please complete the enclosed forms and return them to me with a signed copy of this letter using the Federal Express US Air Bill and overnight pouch provided. For your convenience, a copy of the drug testing information sheet, a list of the local test facilities and a drug test form are included to assist you in arranging your drug screening examination.

If you have any questions, please contact me or Susan Mink at 212-810-3140. We look forward to your joining us!

Sincerely,

/s/ Susan L. Wagner
Susan L. Wagner	/s/ Ann Marie Petach
Vice Chairman & COO	Agreed & Accepted

3/21/07
Date